[UPS Letterhead]

VIA EDGAR

June 24, 2013

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re: United Parcel Service, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-15451
Form 10-Q for Quarterly Period Ended March 31, 2013
Filed May 3, 2013
File No. 001-15451
Dear Mr. Shenk:

We are writing in response to your letter dated June 10, 2013, commenting on the above-referenced Form 10-K and Form 10-Q.  For your convenience, we have repeated each of the staff's comments below, in italics, together with the subheadings used in your letter. Each comment is followed by our response to that comment.
Form 10-K for Fiscal Year Ended December 31, 2012
Management's Discussion and Analysis
Items Affecting Comparability
Defined Benefit Plans Mark-to-Market Charge, page 23

1.
You attribute the mark-to-market losses primarily to decreases in the discount rates used to value your projected benefit obligations. Given the significance of the mark-to-market charge to your 2012 results, please expand your disclosure to discuss the reason for the decline in the discount rates used to value your projected benefit obligations and quantify the impact of such on the periodic benefit cost recognized. Your discussion in "Pension and Postretirement Medical Benefits" within "Critical Accounting Policies and Estimates" excludes the impact of actuarial gains and losses recognized outside of the corridor. In view of this, your revised disclosure should also specifically discuss the factors that determine the amount recognized outside of the corridor that impact the periodic benefit cost reported and affect the relative magnitude of such (for example, by providing any sensitivity analysis appropriate for this purpose). Please provide us with your intended revised disclosure.

Response to Comment 1:
In response to the staff's comment, in future filings we will expand our disclosure in “Items Affecting Comparability” under the subheading “Defined Benefit Plans Mark-to-Market Charge” to discuss the reasons for the decline in the discount rates used to value our projected benefit obligations and quantify the impact of such on the periodic benefit cost recognized, as requested. Set forth below is the disclosure in our Form 10-K for the year ended December 31, 2012, revised to reflect our proposed disclosure.

Additionally, in future filings we will expand our disclosure in “Critical Accounting Policies and Estimates” under the subheading “Pension and Postretirement Medical Benefits” to provide a sensitivity analysis for the factors that determine the amount recognized outside of the corridor that impact the net periodic benefit cost reported. This expanded disclosure is included in our response to comment 5.
Items Affecting Comparability
Defined Benefit Plans Mark-to-Market Charge
In 2012, 2011 and 2010, we incurred pre-tax mark-to-market losses of $4.831 billion, $827 million and $112 million, respectively, on a consolidated basis ($3.023 billion, $527 million and $75 million after-tax, respectively) on our pension and postretirement defined benefit plans related to the remeasurement of plan assets and liabilities recognized outside of a 10% corridor. ~~These mark-to-market losses for 2012, 2011, and 2010 primarily resulted from decrease in discount rates used to value our projected benefit obligations in each year, which more than offset the impact of the actual rates of return on plan assets exceeding the expected rate of return.~~ These losses, which were recorded in compensation and benefits expense in our statements of consolidated income, impacted each of our three reporting segments for 2012, 2011, and 2010. The table below indicates the amounts associated with each component of the pre-tax mark-to-market loss, as well as the weighted-average actuarial assumptions used to determine our net periodic benefit costs, for each year:

	Year Ended December 31,
Components of mark-to-market gain (loss) (in millions)	2012	2011	2010
Discount rates	$(5,530)	$(911)	$(966)
Return on assets	708	84	854
Demographic assumptions	(9)	—	—
Total mark-to-market gain (loss)	$(4,831)	$(827)	$(112)

Weighted-average actuarial assumptions used to determine net periodic benefit cost	2012	2011	2010
Expected rate of return on plan assets	8.71%	8.61%	8.71%
Actual rate of return on plan assets	11.76%	9.46%	14.21%
Discount rate used for net periodic benefit cost	5.58%	5.93%	6.53%
Discount rate at measurement date	4.38%	5.58%	5.93%
The $4.831 billion pre-tax mark-to-market loss for the year ended December 31, 2012 was comprised of the following components:

•
Discount Rates ($5.530 billion pre-tax loss): The weighted-average discount rate for our U.S. pension and postretirement medical plans and our international pension plans declined from 5.58% at December 31, 2011 to 4.38% at December 31, 2012, due to two primary factors. The discount rate for our U.S. pension and postretirement medical plans is determined using a bond matching approach for a portfolio of corporate AA bonds. In 2012, financial institutions comprised a smaller portion of our corporate AA bond portfolio relative to 2011, largely due to credit downgrades of several large financial institutions in 2012. Additionally, credit spreads on AA-rated 30-year bonds declined in 2012.  These changes in the composition of our bond portfolio mix and the compression in credit spreads were the primary factors resulting in the 120 basis point decline in the weighted-average discount rate in 2012 relative to 2011.

•
Return on Assets ($708 million pre-tax gain): Our expected rate of return on U.S. pension and postretirement medical plan assets is developed taking into consideration: (1) historical plan asset returns over long-term periods, (2) current market conditions, and (3) the mix of asset classes in our investment portfolio. We review the expected rate of return on an annual basis and revise it as appropriate. In 2012, the actual rate of return on plan assets of 11.76% exceeded our expected rate of return of 8.71%, primarily due to strong gains in the world equity markets.

•
Demographic Assumptions ($9 million pre-tax loss): This represents the difference between actual and estimated demographic factors, including items such as health care cost trends, mortality rates and compensation rate increases.

2.
Please quantify the "actual rate of return on plan assets exceeding the expected rate of return" disclosed in the second sentence of the disclosure under this heading. Also, explain how this difference was factored into the mark-to-market charge and how the disclosed decrease in the discount rates used more than offset the impact of this difference in determining the mark-to-market charge. Please provide us with your intended revised disclosure.

Response to Comment 2:
In response to the staff's comment, in future filings we will revise our disclosure in “Items Affecting Comparability” under the subheading “Defined Benefit Plans Mark-to-Market Charge”, as requested. The revised disclosure is included in the response to comment 1.

Results of Operations - Segment Review, page 24

3.
You disclose here that you supplement the reporting of your financial information determined under generally accepted accounting principles with certain non-GAAP financial measures adjusted for the non-comparable items discussed previously. You also disclose that you believe that these adjusted financial measures are important indicators of your recurring results of operations because they exclude items that may not be indicative of, or are unrelated to, your core operating results, and provide a better baseline for analyzing trends in your underlying businesses. The preceding appears to apply to both segment and consolidated amounts. Please explain to us and disclose why your adjustment to exclude the defined benefit plans mark-to-market charge is considered to be meaningful when it appears that this charge may be a routine consequence of your accounting policy in regard to your defined benefit plans that you consider to be preferable treatment and representative of the cost of your plans.

Response to Comment 3:
We have noted the staff's comment, and provide the following information to clarify the significance of the non-GAAP financial measures provided.
We believe that the accounting policy for our defined employee benefit plans that we adopted in the fourth quarter of 2011 is preferable to our prior policy of amortizing the actuarial gains and losses (outside of the 10% corridor) over the average remaining service life of employees in each plan. The new policy better matches the recognition of expense with the time period in which the actuarial gains or losses were incurred, and more properly reflects the total cost of our defined benefit plans for a historical period. However, we believe our disclosure of non-GAAP financial measures excluding these mark-to-market charges enhances the information provided, for the following reasons:

•
We expect that the magnitude and direction (i.e. gains or losses) of these mark-to-market adjustments recognized in the income statement will vary in the future, based on annual changes in market interest rates, equity prices, and similar factors. Therefore, we believe presenting a measure of financial performance excluding these adjustments assists investors, creditors, and other users of our financial statements in developing a better baseline from which to measure the change in our financial performance from one year to the next, without the short-term changes in these market factors.

•
We believe that the assumptions we have used in valuing our pension and postretirement plan assets and liabilities, as well as determining the periodic service cost, interest cost, and expected return on assets, are the best estimates available to us in the preparation of the financial statements. Therefore, presenting a measure of financial performance that excludes these mark-to-market adjustments provides financial statement users with information as to what we expect the cost of our plans to approximate over longer periods of time (i.e. service cost, interest cost, and the expected return on plan assets only).

•
Management excludes these mark-to-market adjustments from our internal financial reporting used for several different purposes, including the determination of incentive compensation awards, business unit operating performance analysis, and business unit resource allocation. We believe it is important to provide the users of our financial statements with the same information that management uses internally for these purposes.

In response to the staff's comment, in future filings we will revise our discussion of these non-GAAP financial measures accordingly, and the revised disclosure is included in our response to comment 4.

4.
In connection with the above comment, please tell us and disclose what your defined benefit plans costs adjusted to remove the effect of the mark-to-market charge represents. If the unadjusted amount reflects the immediate recognition of all pension actuarial gains, with actuarial gains/losses representing the effects of experience differing from assumptions, including the difference between actual and expected return on plan assets and the effects of changes in assumptions during the year, it appears that the purpose of the adjusted amount is to eliminate these actuarial gains and losses. If the preceding is true, we believe disclosure similar to the preceding is meaningful information. In connection with the preceding, we also believe it is meaningful to disclose that the adjusted amount reflects the expected return on plan assets rather than the actual return on plan assets, with disclosure of the respective dollar and percentage amounts for each of the expected and actual returns. Also to the extent true, we believe it is meaningful to state that the adjusted amount depicts an approach that is comparable to the accounting for your defined benefit plans in the first three quarters under GAAP. Please advise and revise as appropriate.

Response to Comment 4:
In response to the staff's comment, in future filings we will expand our disclosure in “Results of Operations - Segment Review”, as requested. Set forth below is the disclosure in our Form 10-K for the year ended December 31, 2012, revised to reflect our proposed disclosure. As noted in our response to comment 1, in future filings we will revise our disclosure in "Items Affecting Comparability" to provide additional quantitative detail with respect to the components of the mark-to-market charge for each period.

Results of Operations - Segment Review
The results and discussions that follow are reflective of how our executive management monitors the performance of our reporting segments. We supplement the reporting of our financial information determined under generally accepted accounting principles (“GAAP”) with certain non-GAAP financial measures, including operating profit, operating margin, pre-tax income, net income and earnings per share adjusted for the non-comparable items discussed previously. We believe that these adjusted measures provide meaningful information to assist investors and analysts in understanding our financial results and assessing our prospects for future performance. We believe these adjusted financial measures are important indicators of our recurring results of operations because they exclude items that may not be indicative of, or are unrelated to, our core operating results, and provide a better baseline for analyzing trends in our underlying businesses. Additionally, these adjusted financial measures are used internally by management for the determination of incentive compensation awards, business unit operating performance analysis, and business unit resource allocation.
As discussed in our "Critical Accounting Policies and Estimates", we recognize changes in the fair value of plan assets and net actuarial gains and losses in excess of a 10% corridor immediately as part of net periodic benefit cost. In our results of operations and the discussions that follow, we have presented adjusted operating expenses, adjusted operating profit and adjusted operating margin excluding the portion of net periodic benefit cost represented by the gains and losses recognized in excess of the 10% corridor. This adjusted net periodic benefit cost is comparable to the accounting for our defined benefit plans in our quarterly reporting under U.S. GAAP, and reflects assumptions utilizing the expected return on plan assets and the discount rate used for determining net periodic benefit cost (the non-adjusted net periodic benefit cost reflects the actual return on plan assets and the discount rate used for measuring the projected benefit obligation). We believe this adjusted net periodic benefit cost provides important supplemental information that reflects the anticipated long-term cost of our defined benefit plans, and provides a benchmark for historical defined benefit cost trends that can be used to better compare year-to-year financial performance without considering the short-term impact of changes in market interest rates, equity prices, and similar factors.

Critical Accounting Policies and Estimates
Pension and Postretirement Medical Benefits, page 51

5.
In the sentence below the table on page 51, please clarify what the discount rate disclosed represents, for example, whether it is the weighted average of the discount rates for each of the U.S. pension benefits, U.S. postretirement medical benefits and international pension benefits and whether it is the discount rate used in determining the net periodic benefit cost or benefit obligations.

Response to Comment 5:
In response to the staff's comment, in future filings we will revise our disclosure in “Critical Accounting Policies and Estimates” under the subheading “Pension and Postretirement Medical Benefits”, as requested. We will also provide additional sensitivity analysis, as the staff requested in comment 1. Set forth below is the disclosure in our Form 10-K for the year ended December 31, 2012, revised to reflect the proposed disclosure.
Critical Accounting Policies and Estimates
Pension and Postretirement Medical Benefits
Our pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, health care cost trend rates, inflation, compensation increase rates, expected returns on plan assets, mortality rates and other factors. The assumptions utilized in recording the obligations under our plans represent our best estimates, and we believe that they are reasonable, based on information as to historical experience and performance as well as other factors that might cause future expectations to differ from past trends.
Differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expense. The primary factors contributing to actuarial gains and losses each year are (1) changes in the discount rate used to value pension and postretirement benefit obligations as of the measurement date and (2) differences between the expected and the actual return on plan assets.
We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plans' projected benefit obligations) in pension expense annually at December 31st each year. The remaining components of pension expense (herein referred to as "ongoing net periodic benefit cost"), primarily service and interest costs and the expected return on plan assets, are recorded on a quarterly basis.
The following sensitivity analysis shows the impact of a 25 basis point change in the assumed discount rate, ~~expected~~ return on assets, and health care cost trend rate for our pension and postretirement benefit plans, and the resulting increase (decrease) on our obligations and expense ~~(excluding the impact of actuarial gains and losses recognized outside of the corridor)~~ as of, and for the year ended, December 31, 2012 (in millions).

	25 Basis Point Increase	25 Basis Point Decrease
Pension Plans
Discount Rate:
Effect on ongoing net periodic benefit cost	$(50)	$50
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor	(1,284)	1,346
Effect on projected benefit obligation	(1,427)	1,496

Return on Assets:
Effect on ongoing net periodic benefit cost (1)	(58)	58
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor (2)	(57)	57

(1) Amount calculated based on a 25 basis point increase / decrease in the expected return on assets.
(2) Amount calculated based on a 25 basis point increase / decrease in the actual return on assets.

	25 Basis Point Increase	25 Basis Point Decrease
Postretirement Medical Plans
Discount Rate:
Effect on ongoing net periodic benefit cost	$—	$—
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor	(107)	112
Effect on accumulated postretirement benefit obligation	(119)	124

Health Care Cost Trend Rate:
Effect on ongoing net periodic benefit cost	1	(1)
Effect on accumulated postretirement benefit obligation	14	(17)

Expense is expected to increase in 2013 compared with 2012, due primarily to the decline in the weighted-average discount rate used to determine ~~expense~~ ongoing net periodic benefit cost from 5.58% for 2012 to 4.38% for 2013 (These discount rates represent the combined weighted-average discount rates for our U.S. and international pension plans, as well as our U.S. postretirement medical plans). This is partially offset by the contributions to the plans in 2012, which increased the expected return on assets used for expense calculation purposes.

Notes to Consolidated Financial Statements
Note 4: Company-Sponsored Employee Benefit Plans
Actuarial Assumptions, page 69

6.
You disclose under the table on this page the effect of each basis point increase in the discount rate in decreasing the projected benefit obligation. Since the recent trend has been, and appears from disclosure elsewhere to continue to be, a decrease in the discount rate that increases the projected benefit obligation, please disclose this impact as well.

Response to Comment 6:
In response to the staff's comment, in future filings we will revise our disclosure in “Note 4 Company-Sponsored Employee Benefit Plans”, as requested. Set forth below is the disclosure in our Form 10-K for the year ended December 31, 2012, revised to reflect the proposed disclosure for the paragraph on page 69.
A discount rate is used to determine the present value of our future benefit obligations. To determine our discount rate for our U.S. pension and other postretirement benefit plans, we use a bond matching approach to select specific bonds that would satisfy our projected benefit payments. We believe the bond matching approach reflects the process we would employ to settle our pension and postretirement benefit obligations. For our international plans, the discount rate is determined by matching the expected cash flows of a sample plan of similar duration to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date. ~~For 2012, each basis point increase in the discount rate decreases the projected benefit obligation by approximately $57 million and $5 million for pension and postretirement medical benefits, respectively.~~ These assumptions are updated each measurement date, which is typically annually. As of December 31, 2012, the impact of each basis point change in the discount rate on the projected benefit obligation of the pension and postretirement medical benefit plans are as follows (in millions):

	Increase (Decrease) in the Projected Benefit Obligation
	Pension Benefits	Postretirement Medical Benefits
1 basis point increase in discount rate	$(57)	$(5)
1 basis point decrease in discount rate	60	5

Form 10-Q for Fiscal Period Ended March 31, 2013
Notes to Unaudited Consolidated Financial Statements
Note 9: Legal Proceedings and Contingencies
Judicial Proceedings, page 14

7.
The second paragraph on this page discusses the case about the rebranding of The UPS Store franchises. You disclose in this paragraph that you reached a settlement in principle for this case. The third paragraph on this page appears to refer to the case in the second paragraph. In the third paragraph you continue to disclose that you are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on your financial condition, results of operations or liquidity. Given that a settlement in principle exists, please advise us why your continued disclosure is appropriate.

Response to Comment 7:
The second and third paragraphs of Note 9 concern Morgate v. UPS, an action pending in the Los Angeles Superior Court. The plaintiffs in Morgate are (1) approximately 125 individual franchisees who did not rebrand to The UPS Store, and (2) a class of franchisees who did rebrand to The UPS Store in March 2003.  Defendants have reached a settlement in principle with the individual franchisees who did not rebrand.  As stated in the second paragraph on page 14, we believe this settlement will not have a material adverse effect on our financial condition, results of operations or liquidity. However, we have not reached a settlement with the class of franchisees who did not rebrand, and the claims of the class remain pending.  The third paragraph explains the reasons why, after undertaking a review of this matter and related disclosure during our quarterly review process, we were unable to estimate a possible loss or range of loss that may result from the claims of the class who rebranded or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity. In response to the staff's comment, in future filings we will include additional disclosure to clarify the two components of this litigation.

*****
As requested in your letter dated June 10, 2013, we confirm the following:

•	United Parcel Service, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filing; and

•	United Parcel Service, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact the undersigned at (404) 828 - 6977 with any questions concerning this letter.

Sincerely,

/s/ Kurt P. Kuehn

Kurt P. Kuehn
Senior Vice President and
Chief Financial Officer